Martin B. Richards	mrichards@mcguirewoods.com
Direct: 804.775.1029	Direct Fax: 804.698.2147

May 7, 2007

VIA EDGAR AND COURIER

Elaine Wolff

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Apple REIT Eight, Inc.

Amendment No. 1 to Registration Statement

on Form S-11, Filed May 7, 2007

File No. 333-140548

Dear Ms. Wolff:

We are responding on behalf of our client, Apple REIT Eight, Inc. (the “Company”), to your letter to Mr. Glade M. Knight, President and Chief Executive Officer, dated March 8, 2007. Simultaneously with the submission of this letter, we are filing pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-11.

This letter, together with pre-effective Amendment No. 1, responds to the comments in your letter dated March 8, 2007. Pre-effective Amendment No. 1 is marked to show changes from the Registration Statement on Form S-11 filed February 9, 2007. A copy of the marked document is included with the copy of this letter being hand delivered to you.

Please note that references to “page numbers in the current filing” as set forth below are references to page numbers in the blacklined version of Amendment No. 1 marked “Courtesy Copy” included in the package being hand delivered to you.

This letter repeats the comments from your letter of March 8, 2007, together with responses on behalf of the Company.

General

1.	Please provide us with any pictures, graphics or artwork that will be used in the prospectus.

May 7, 2007

The requested graphics have been added to the document, consisting solely of the Company’s “logo.”

2.	Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

We thank the staff for this comment and reminder. The Company has no proposed sales literature to submit at this time, but it is aware of the requirements summarized in your comment and of the requirements in Industry Guide 5.

3.	Please disclose your website, if applicable.

The Company does not have a website.

Cover Page

4.	Please revise the heading to disclose the minimum and maximum amount of units to be sold in the offering.

The requested disclosure has been added to the cover page in the current filing.

5.	We note that your affiliates may, although currently do not expect to, purchase shares to reach the minimum. Please revise the cover page and risk factors to clarify that investors should not expect that the sale of shares to reach the minimum indicates that such sales have been made to investors who have no financial or other interest in the offering, or who otherwise are exercising independent investment discretion.

The referenced disclosure has been revised to state that none of the Company’s affiliates will purchase Units in order to reach the minimum offering amount. Please see the cover page, and pages 5 and 98 in the current filing.

6.	We note your statement that the Series A will terminate if the Series B owners convert their shares and the statement in the cover page risk factors that Mr. Knight was issued 240,000 Series B shares. Please revise to disclose that currently Mr. Knight, your chairman, CEO and president, owns all of the B shares so that if

May 7, 2007

he converts his shares investors will have no priority in liquidation and they will suffer dilution.

The requested disclosure has been added. Please see the cover page, and page 21 in the current filing.

Investment and Distribution Policy, page 9

7.	We note that you intend to make monthly distributions commencing after the first full month following the closing of the minimum offering. We also note your subsequent risk factor disclosure that due to the time lag between the closing of the minimum and the investment of the proceeds in properties, there may not immediately be operating cash flow. Please include disclosure regarding your policy with respect to the sourcing of distributions from offering proceeds or indebtedness.

Please see the additional disclosure added in response to this comment on pages 9 and 54 in the current filing.

Unit Redemption Program, page 11

8.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

We thank you for, and acknowledge, your comments concerning the Company’s responsibility for analyzing the applicability of the tender offer rules to the Company’s unit redemption program.

Risk Factors, page 13

9.	Please include a risk factor regarding the dilutive impact of the $10.50 offering to investors that purchase shares at $11.00.

The requested risk factor disclosure has been added on page 15 in the current filing.

May 7, 2007

There is a possible lack of diversification and our shareholders may recognize a lower return due to the minimum size of our offering, page 21

10.	Because you are discussing the minimum funds that may be invested in properties, please revise your statement that you will be funded with contributions of not less than $50 million to reflect the proceeds that will be available to you to invest, that is, $44.2 million.

The requested revised disclosure has been made on page 22 in the current filing.

We may be unable to make distributions to our shareholders, page 23

11.	Please include a separate risk factor to disclose the likelihood that your initial distributions will be sourced from offering proceeds or indebtedness. Please disclose the dilutive impact on investors that purchase shares after these distributions are made.

The requested risk factor disclosure has been added on page 24 in the current filing.

Use of Proceeds, page 34

12.	With a view toward disclosure, please tell us why offering expenses may increase by over $4 million if the maximum amount is raised. In this connection, please tell us whether this amount consists primarily of printing fees since you have incurred the maximum amount of filing and registration fees and we do not note disclosure of any contingent legal or accounting fees.

The requested disclosure has been added on page 37 in the current filing.

Transactions with Affiliates and Related Parties, page 43

13.	Please include the disclosure required by Item 404(b) of Regulation S-K.

Please see the requested disclosure added in response to this comment on page 44 in the current filing. In addition, Article X of the Company’s bylaws addresses restrictions on transaction with affiliates and related parties. A number of these Bylaws restrictions appear on page 44 in the current filing.

Distribution Policy, page 52

14.	Please disclose your policies regarding the source of distributions, including your ability to source distributions from offering proceeds.

The requested disclosure has been added on page 54 in the current filing.

May 7, 2007

Business Strategies, page 53

15.	Please include disclosure regarding the percentage of hotels owned or acquired that are full service or select-service, and provide disclosure regarding any material geographic concentrations. In addition, please disclose that Apple REIT Five, Six and Seven have only invested in Marriott and Hilton franchises.

The requested additional disclosures have been added on page 55 in the current filing.

16.	Please disclose if accurate that Apple REIT Seven, which targets hotels and apartments, has not purchased any apartments since it commenced operations.

Please see the requested disclosure added in response to this comment on page 74 in the current filing.

Officer Compensation, page 61

17.	We note that pursuant to a cost-sharing agreement between you and certain of the prior programs, you will be allocated a portion of the salaries of your executive officers and directors. Please advise us whether you intend to provide required Item 402 of Regulation S-K disclosure in your future 1933 Act and 1934 Act filings.

The Company intends to include, as required, the disclosures under Item 402 of Regulation S-K in future 1933 Act and 1934 Act filings. Please note that the Company has only recently been formed, has had no material operations, and has incurred no liabilities for officer compensation. On page 63 of the current filing, we have included forward-looking statements regarding the Company’s expected compensation philosophy and policies. Information on actual compensation will be available after operations commence.

Apple REIT Seven, page 69

18.	Please disclose the percentage of the portfolio that consists of full service hotels and select-service hotels. In addition, please briefly describe any material geographical concentrations.

The requested disclosures have been added on pages 74 in the current filing.

May 7, 2007

Experience of Prior Programs, page 111

Table I

19.	Please revise to disclose why you have indicated N/A in connection with Apple REIT Seven for the line item for months to invest 90% of proceeds.

As of the date of this response, the offering for Apple REIT Seven is on-going and proceeds are being continually raised by that company. The Company’s offering will not begin until the offering of Apple REIT Seven is complete. Before the Company’s Registration Statement is declared effective, the referenced disclosure will be updated to state whether 90% of the amount available for investment by Apple REIT Seven has been invested and the number of months required to reach that point in time.

20.	Please explain the items you have included in the line item for “prepaid items and fees to purchase property” and those you have included in “acquisition fees.”

The line item “prepaid items and fees to purchase property” includes the contracted purchase price plus any additional closing costs such as transfer taxes, title insurance and legal fees. The line item “acquisition fees” includes commissions paid on the acquisition.

Table II

21.	The dollar amount raised for Apple REIT Six is inconsistent with Table I.

The dollar amount raised for Apple REIT Six has been corrected on page 118 in the current filing.

22.	Please revise to include data for “cash generated from operations before deducting payments to Prior Program Sponsor” for all programs identified.

The requested data has been added to this table in the current filing on page 118.

Table III

23.	Please provide information as of December 31, 2006.

The information for December 31, 2006 has been added in the current filing. Please see pages 119 to 120 in the current filing.

24.	In the third column for 2002 Cornerstone, it appears that the “cash generated after cash distributions” and the “cash generated after cash distributions and special items” should be negative. Please revise or advise.

May 7, 2007

Thank you for the comment. The information has been revised and corrected on page 119 in this current filing.

Table V

25.	Please revise the last column to disclose the excess (deficiency) of property operating cash receipts over cash expenditures. It appears that the current figures provided reflect the gain/loss on sale which is a calculation of the penultimate column subtracted from the eighth column.

The column has been updated where information is available in this current filing.

May 7, 2007

As indicated in your letter dated March 8, 2007, the Company understands that it is responsible for the accuracy and adequacy of the disclosure in its filings and to ensure that it will have provided all information investors require for an informed decision. Please note that the Company is not requesting acceleration of the effective date of the pending Registration Statement at this time but will, when such request is made, provide the acknowledgments requested in your letter dated March 8, 2007.

We thank the staff very much for its prompt attention to the Company’s filing and for its ongoing assistance in processing this filing.

Any questions concerning this letter or the accompanying pre-effective Amendment No. 1 to the Registration Statement may be directed to the undersigned at (804) 775-1029 or to David F. Kurzawa at (804) 775-7471.

Very truly yours,

/s/ Martin B. Richards

MBR/smk

cc:	Michael McTiernan (SEC)

Yolanda Crittenden (SEC)

Cicely LaMothe (SEC)

Glade M. Knight

David S. McKenney

David P. Buckley

Bryan F. Peery